December 2, 2019

VIA EDGAR AND OVERNIGHT COURIER

Brittany Ebbertt

Craig Wilson

Mitchell Austin

Jan Woo

Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:	OneConnect Financial Technology Co., Ltd. Amendment No. 1 to Registration Statement on Form F-1 (File No: 333-234666) CIK No. 0001780531

Dear Ms. Ebbertt, Mr. Wilson, Mr. Austin, and Ms. Woo:

On behalf of our client, OneConnect Financial Technology Co., Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comment contained in the letter from the staff of the Commission (the “Staff”) dated November 22, 2019. The Staff’s comment is repeated below in bold and is followed by the Company’s response. We have included page reference in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

To facilitate the review by the Staff, we have separately delivered to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the registration statement on Form F-1 publicly filed with the Commission on November 13, 2019, and two copies of the filed exhibits.

The Company respectfully advises the Staff that it expects to commence the marketing activities in connection with the offering shortly after the date hereof. The Company expects to request effectiveness of the Registration Statement on December 12, 2019 and will file the joint acceleration requests before then. The Company would greatly appreciate the Staff’s continuing support and assistance.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Components of Results of Operations

Operating Expenses, page 86

1.              Please revise to include a narrative description and a discussion of significant fluctuations for all material components of your cost of revenue, research and development (R&D), sales and marketing (S&M) and general and administrative (G&A) expenses.  For example, with respect to cost of revenue, please include a description of technology service fee expense and business origination fee expense, and address the fluctuations in these amounts from period-to-period.  Similarly, disclose quantitative information and a discussion of trends in each component of R&D, S&M and G&A expenses, as appropriate.  In addition, we note from your disclosure on page 132 that you also earn revenue from business origination services.  Please revise to clarify what constitutes business origination services revenue versus expense, how these relate and how you account for these transactions.

In response to the Staff’s comments, the Company has revised the disclosure on pages 85, 93, 94, 95, 96, 97, 98, and 110 of the Registration Statement.

The Company respectfully refers the Staff to the revised disclosure on pages 85 and 110 for a clarification of what constitutes business origination services revenue versus expense, how these relate and how the Company accounts for these transactions.

Business

Our Solutions

Blockchain network-as-a-service, page 139

2.              We note that you have moved the discussion of your blockchain network-as-a-service solution from the section discussing your yet-to-be launched solutions to the section discussing your current solutions.  Please revise to disclose whether you have customers currently using this solution and whether you have generated any revenue from it at this time.

In response to the Staff’s comments, the Company has revised the disclosure on page 139 of the Registration Statement.  The Company respectfully submits to the Staff that the revenue generated from this new solution is immaterial as it was only officially launched recently.

Description of American Depositary Shares

Governing Law, page 205

3.              We note that claims against or involving the depositary brought by ADR holders or beneficial owners and arising out of or based upon the deposit agreement may only be instituted in a state or federal court in New York, New York.  Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.  If so, please also add related risk factor disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on pages 60 and 205 of the Registration Statement for clarification.

4.              We note that the depositary is entitled to refer any dispute for final settlement by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association.  Please disclose whether this arbitration provision applies to claims under the federal securities laws and whether arbitration is the exclusive means of resolving disputes.  Please revise to disclose the materials risks to and other impacts on shareholders associated with this provision.

In response to the Staff’s comment, the Company has revised the disclosure on pages 60 and 206 of the Registration Statement for clarification.

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang Zhao
Shuang ZHAO, a Partner

cc:	Wangchun Ye, Chairman and Chief Executive Officer, OneConnect Financial Technology Co., Ltd.
Yiming Fei, Senior Vice President and Secretary of the Board of Directors, OneConnect Financial Technology Co., Ltd.
Lo Wei Jye Jacky, Chief Financial Officer, OneConnect Financial Technology Co., Ltd.
Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP
Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP
Anthony Chen, Partner, PricewaterhouseCoopers Zhong Tian LLP